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                                                                     EXHIBIT 3.2

                              ARTICLES OF AMENDMENT
                                       TO
                           ARTICLES OF INCORPORATION
                                       OF
                            FUTURE PROJECTS VII CORP.


        Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida profit corporation adopts the following articles of amendment to its articles of incorporation:

FIRST: Article I of the Articles of Incorporation is amended in its entirety as follows:

                                   "Article I

        The name of the Corporation is BERTEN USA HOLDINGS, INC."

SECOND: Article IV of the Articles of incorporation is amended its entirety as follows:

                                   "Article IV

        The amount of the total authorized capital stock the corporation shall have the authority to issue is One Hundred Million (100,000,000) shares of Common Stock, no par value, and Ten Million (10,000,000) shares of Preferred Stock, no par value. The presently issued and outstanding common stock of the Company shall be subject to a one for five reverse stock split.

        The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "Board of Directors") is expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares (a "Preferred Stock Designation") and as may be permitted by the California Corporation Law. The Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.


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        The capital stock of the Corporation, after the amount of the subscription price has been paid in money, property, or services, as the Directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended in this particular."

THIRD: This amendment to the articles of incorporation does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and does not result in the percentage of authorized shares that remain unissued after the division or combination exceeding the percentage of authorized shares that were unissued before the division or combination.

FOURTH: This amendment was adopted by resolution of the Board of Directors and by the Shareholders of the Corporation on May 18, 2000.

        Signed this 18th day of May, 2000.



/s/ Claudine Montenegro
----------------------------------
Claudine Montenegro, Sole Director & Chairman



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